[redacted]

05009130

EMI

RECEIVED

2005 JUN 21 A 11:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

***By Airmail***

16th June, 2005.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

**EMI Group plc - Ref. No: 82-373**

Further to our filing of 10th June 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 15th June 2005 confirming that Schroder Investment Management Ltd, together with its subsidiary and affiliated companies, has increased its interest in EMI Group plc Ordinary Shares of 14p each to 79,185,242 shares, being 10.027% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
JUN 2 1 2005
THOMSON
FINANCIAL

Enc.

dw 6/21

Ref: 82-373

**VIA PR NEWSWIRE DISCLOSE**

ER 05/26

Company Announcements Office,
London Stock Exchange.

16th June, 2005.

Dear Sirs,

**EMI Group plc - Holding in Company**

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed by Schroder Investment Management Ltd, in a letter dated and received by fax after the close of business on 15th June 2005, that it has, together with its subsidiary and affiliated companies, increased its interest in EMI Group plc Ordinary Shares of 14p each and, as at 15th June 2005, held 79,185,242 shares, being 10.027% of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

**EMI Group plc** 27 Wrights Lane, London W8 5SW, UK. Tel. +44 (0)20 7795 7000. Fax +44 (0)20 7795 7001